RULE 22c-2 SHAREHOLDER INFORMATION ACCESS AGREEMENT

CREDIT SUISSE TRUST

This Agreement is effective as of September 27, 2013, (the “Effective Date”) by and between Credit Suisse Securities (USA) LLC (the “Distributor”) and The Northwestern Mutual Life Insurance Company on behalf of each of its separate accounts (“Intermediary”).

WHEREAS, The Distributor is the principal underwriter of registered investment companies and their separately designated series (each such series or series hereinafter established referred to herein as the “Fund”) – the term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940, as amended (the “1940 Act”)1;

WHEREAS, Intermediary is an insurance company that currently maintains separate accounts which hold securities of record issued by the Fund (“Fund Shares”) for the benefit of holders in variable annuity or variable life insurance contracts (a “Variable Contract”) issued by Intermediary (“Shareholders”);

WHEREAS, the term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Variable Contract to a Fund, but does not include, by way of example, transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as a transfer of assets within a Variable Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Variable Contract death benefit; (iii) step-up in Variable Contract value pursuant to a Variable Contract death benefit; (iv) allocation of assets to a Fund through a Variable Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Variable Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

WHEREAS, the term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Variable Contract out of a Fund, but does not include, by way of example, transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Variable Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Variable Contract; (iii) within a Variable Contract out of a Fund as a result of scheduled or full withdrawals or surrenders from a Variable Contract; or (iv) as a result of payment of a death benefit from a Variable Contract.

WHEREAS, the term “good cause” means an instance where the Fund reasonably believes purchase or redemption activity is an indication that trading activity in an account is inconsistent with the

1 As defined in SEC Rule 22c-2(b), the term “excepted Fund” means any: (1) money market or cash management Fund; (2) Fund that issues securities that are listed on a national exchange; and (3) Fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the Fund permits short-term trading of its securities and that such trading may result in additional costs for the Fund.

Distributor’s or a Fund’s policies (“Trading Policies”) established for the purpose of eliminating or reducing any dilution of the value of Fund Shares, including restrictions on frequent trading of Fund Shares that the Distributor otherwise may deem disruptive to the Fund and any policy to ensure appropriate administration of a redemption fee, if any, established by the Fund.

WHEREAS, the term “written” includes electronic writings and facsimile transmissions.

WHEREAS, Distributor and Intermediary have entered into a fund participation agreement (the “Participation Agreement”), pursuant to which Intermediary has agreed to solicit orders for Fund Shares and/or provide services with respect to the Fund;

WHEREAS, Intermediary is a “financial intermediary” within the meaning of Rule 22c-2 of the 1940 Act, and directly submits orders on behalf of investors in one or more Funds to purchase or redeem Fund Shares;

WHEREAS, pursuant to Rule 22c-2 under the 1940 Act (“Rule 22c-2”), the parties wish to enter into an agreement under which Intermediary agrees to provide the Distributor and the Fund with Shareholder identification and transaction information in order to identify and preclude activity that may violate the Trading Policies;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, and intending to be legally bound hereby, Distributor and Intermediary hereby agree as follows:

1.	Shareholder Information

1.1	Agreement to Provide Information. Intermediary agrees to cooperate with the Fund’s and the Distributor’s efforts to identify Shareholder transaction activity that may violate the Trading Policies. To that end, as of the Effective Date, Intermediary agrees to respond promptly to the Distributor’s written requests regarding Shareholder transaction activity in an account held by or through the Intermediary. In response to such requests, Intermediary shall provide the taxpayer identification number (“TIN”), the Individual Taxpayer Identification (“ITIN”), or other government-issued identifier (“GII”), if known, of any or all Shareholder(s) of the account and the amount, date, and the transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer or exchange of Fund Shares held through an account maintained by the Intermediary during the period covered by the request. If Fund Shares may be purchased through investment professionals not affiliated with Intermediary, then Intermediary shall also provide in response to requests from the Distributor’s written requests the name or other identifier of any investment professional(s) associated with the Shareholder(s) or account if readily available on Intermediary’s systems. With respect to information pertaining to Variable Contracts, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

1.2	Period Covered by Request. In each request, Distributor shall set forth a specific period, not to exceed 180 days from the date of the request, for which it seeks transaction information. Distributor may request transaction information older than 180 days from the date of the request as it deems necessary to investigate compliance with the Trading Policies.

1.3.	Timing of Requests. Requests for Shareholder information shall be made no more frequently than quarterly unless good cause justification is present.

1.4	Form and Timing of Response. Intermediary agrees to transmit all requested information that is on its books and records to the Distributor, the Fund or their designee promptly, but in any event not later than ten (10) business days, after receipt of a request. If requested by the Distributor, Intermediary agrees to use best efforts to determine promptly whether any specific Shareholder about whom it has received the Shareholder information specified in 1.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Distributor: (i) provide or arrange to provide to the Distributor or the Fund the requested information with respect to Shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Distributor, prohibit further purchases of Fund Shares from such indirect intermediary. In such instance, Intermediary agrees to inform the Distributor whether it plans to perform (i) or (ii).

Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Distributor and the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in Rule 22c-2(c)(5)(iii) under the 1940 Act or as “indirect intermediary” is subsequently defined in any amendment to Rule 22c-2.

1.5	Monitoring Requirement. Nothing herein, nor any action by the Intermediary, shall be construed as, or infer that the Intermediary has undertaken any duty or obligation, whether express or implied, at law or in equity, to detect trading activities inconsistent with or in violation of the Trading Policies.

1.6

Limitations on Use of Information. Distributor agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2, or for any other purpose not permitted under the privacy provisions of Title V of the Gramm-Leach-Bliley Act and comparable state laws, including, but not limited to marketing or any other similar purpose without the prior written consent of Intermediary. If the Distributor becomes aware of any disclosure to an unauthorized third party of any non-public personal information of a consumer provided or received in response to a request for information pursuant to the terms of this Agreement and determines that there is a reasonable likelihood of harm resulting from such disclosure, the Distributor promptly shall, at its expense, follow its usual and customary procedures to notify Intermediary, mitigate the effects of such unauthorized disclosure and cooperate with Intermediary to further comply with all relevant laws, rules and regulations. Distributor represents and warrants that it has commercially reasonable procedures in place to handle unauthorized disclosure of non-public personal information.

2.	Restricting Trading.

2.1	Agreement to Restrict Trading. Intermediary agrees to use reasonable efforts to execute written instructions from the Distributor to restrict or prohibit further purchases or exchanges of or into Fund Shares by a Shareholder that has been identified by the Distributor as having engaged in transactions of Fund Shares (directly or indirectly through Intermediary’s (or indirect intermediary’s) account) that violate the Trading Policies. Any such restrictions or prohibitions shall only apply to Shareholder Initiated Transfer Purchases or Shareholder Initiated Transfer Redemptions that are effected directly or indirectly through the Intermediary.

Instructions must be received at the following address, or such other address that the Intermediary may communicate in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

The Northwestern Mutual Life Insurance Company

IPS Investment Client Services

Attention: Mark Lindner

611 East Wisconsin Avenue

Milwaukee, WI 53202

2.2	Form of Instructions. In the instructions, the Distributor shall include the Shareholder’s TIN, ITIN, or GII and the specific individual Contract owner number or participant number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or specific individual Contract owner number or participant account number associated with the Shareholder is not known, the Distributor shall include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Distributor agrees to provide, along with any written instructions to prohibit further purchases or exchanges of Fund shares by Shareholder, information regarding those trades that violated the Trading Policies.

2.3	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than ten (10) business days after receipt of the instructions by Intermediary, provided instructions are reasonable and in accordance with standard practice. The foregoing notwithstanding, Intermediary shall have no obligation to execute written instructions if such actions could, in Intermediary’s reasonable opinion, violate, or be deemed likely to violate (i) any trading privileges described in the applicable Contracts; or (ii) any applicable law, regulation, decision or any official interpretation of the same; or expose Intermediary to regulatory investigation or enforcement action. Intermediary will notify the Distributor within 10 days of any such determination, including the reason therefor.

2.4	Confirmation by Intermediary. Intermediary must provide written confirmation to the Distributor that instructions have been executed, or if not executed, the reason for not doing so. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3.	Notices. All notices required or permitted under this Agreement shall be in writing and shall be sent by personal delivery or registered or certified mail, postage prepaid, or by electronic mail, unless otherwise indicated herein, as follows:

(a) If to the Distributor or the Fund:

Credit Suisse Trust

Mutual Funds Administration

One Madison Avenue

New York, NY

(b) If to Intermediary, to the address set forth next to its signature line at the end of this Agreement.

Such addresses may be changed from time to time by any party by providing written notice in the manner set forth above. All notices shall be effective upon delivery or when deposited in the mail addressed as set forth above.

4.	Applicability to Affiliates. The Intermediary acknowledges and agrees that the Intermediary has identified and/or will identify to the Distributor all persons affiliated with the Intermediary and known to the Intermediary who meet the definition of “Applicable Intermediary” as set forth in Section 4 herein. The term “Applicable Intermediary” shall mean an affiliate of Intermediary that is (i) any broker, dealer, bank or other entity that holds securities of record issued by a Fund in nominee name; and (ii) in the case of a participant-directed employee benefit plan that owns securities issued by a Fund, (1) a retirement plan administrator under the Employee Retirement Income Security Act of 1974, or (2) any entity that maintains the plan’s participant records. In the event that any such person is not so identified, such person shall be deemed to be subject to the terms and conditions of this Agreement until such person has entered into a separate agreement with the Distributor.

5.	Amendments. Distributor may unilaterally modify this Agreement at any time by written notice to Intermediary only to specifically comport with any amendments to Rule 22c-2, so long as Intermediary does not object to such amendment within 30 days after receipt of written notice that also includes notice of Intermediary’s right to object to such amendment. If Intermediary does not object to such amendment, the first order placed by Intermediary subsequent to 30 days after the receipt of such notice shall be deemed acceptance by Intermediary of the modification to the Agreement described in such notice. Except as set forth in this Section 5, this Agreement may not be amended without written consent by the parties hereto.

6.	Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York, without giving effect to principles of conflicts of laws.

7.	Assignment. Neither party may assign the Agreement or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party. Notwithstanding the foregoing, this Agreement shall be deemed assigned to the extent the Participation Agreement is deemed assigned.

8.	Participation Agreement. To the extent that the provisions of this Agreement and the provisions of the Participation Agreement are in conflict, the provisions of this Agreement shall control with respect to the subject matter of this Agreement. Termination of this Agreement by either party shall not automatically result in a termination of the Participation Agreement. This Agreement shall terminate upon termination of the Participation Agreement.

9	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

10.	Third-Party Beneficiaries. As permitted by Rule 22c-2, Distributor is entering into this Agreement on the Fund’s behalf. Any requests from the Distributor for information or instructions from the Distributor to restrict or prohibit further purchases or exchanges of Fund shares are made by the Distributor on Fund’s behalf.

11.	Force Majeure. Either the Fund or the Intermediary is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences. The party who has been so affected shall, if physically possible, promptly give written notice to the other party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such event or contingency.

12.	Right to Suspend Trading by Intermediary. The Fund may, in its discretion, suspend or cease offering Fund shares for purchase through the Intermediary if the Intermediary fails to satisfy its obligations under this Agreement.

13.

Indemnification. Each party (“Indemnifying Party”) shall indemnify and hold harmless the other party and their respective directors, officers, employees, affiliates and agents (“Indemnified Party”) from and against any and all losses, claims, liabilities and expenses (including reasonable attorney’s fees and expenses) (“Losses”) incurred by the Indemnified Party arising out of (i) any breach by Indemnifying Party of any representation, warranty or agreement contained in this Agreement, (ii) any willful misconduct or negligence by the Indemnifying Party in the performance of, or failure to perform, its obligations under this Agreement, including but not limited to, the Intermediary’s failure to timely provide information that is accurate and in proper form, as required under Section 1 of this Agreement, or to timely restrict trading in accordance with Section 2 of this Agreement, as well as any unauthorized disclosure of a Shareholder’s information provided to the Fund or the Distributor pursuant to the terms of this Agreement. This Section shall survive termination of this Agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC		THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (On behalf of its separate accounts)

By:	/s/ Mark Barres	By:	/s/ David Simbro
Name:	Mark Barres	Name:	David Simbro
Title:	Authorized Signatory	Title:	Senior Vice President – Life and Annuity Products